VISIONQUEST SECURITIES, LLC

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2015

CASH FLOWS FROM OPERATING ACTIVITIES:

Net income (loss)	$	(52,389)
Adjustments to reconcile net loss to net cash		
used in operating activities:		
Changes in operating assets and liabilities:		
Prepaid expenses		1,433
Accounts payable and accrued expenses		549
Net cash used in operating activities		(50,407)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Cash contributed by members		48,689
Net cash provided by financing activities		48,689
NET CHANGE IN CASH		(1,718)
CASH, beginning of year		10,439
CASH, end of year	$	8,721

See notes to financial statements.